Issuer Free Writing Prospectus

Filed Pursuant To Rule 433

Registration Statement No. 333-119067

June 3, 2008

WEINGARTEN REALTY INVESTORS

DEPOSITARY SHARES

EACH REPRESENTING 1/100 OF A SHARE OF

6.50% SERIES F CUMULATIVE REDEEMABLE PREFERRED SHARES

Final Term Sheet

Issuer: Weingarten Realty Investors

Security: Depositary Shares (the “Depositary Shares”) each representing 1/100 of a share of 6.50% Series F Cumulative Redeemable Preferred Shares (“Series F Preferred Shares”). The Depositary Shares offered hereby (the “Designated Shares”) constitute a further issuance of, and will be consolidated with, the 8,000,000 Depositary Shares that were originally issued on January 30, 2007. The Designated Shares will have the same CUSIP number as the previously issued Depositary Shares and will trade interchangeably with the previously issued Depositary Shares immediately upon settlement. Upon completion of this offering, the aggregate number of Depositary Shares outstanding will be 14,000,000. Similarly, the Series F Preferred Shares that will be issued in connection with the issuance of the Designated Shares will constitute a further issuance of, and will be consolidated with, the 80,000 Series F Preferred Shares that were originally issued on January 30, 2007. Upon completion of this offering, the aggregate number of Series F Preferred Shares outstanding will be 140,000.

Size: 6,000,000 Designated Shares.

Type of Security: SEC Registered—Registration Statement No. 333-119067.

Initial Public Offering Price of Designated Shares: $20.10 per Designated Share, inclusive of accumulated dividends, if any, from March 17, 2008; $120,600,000 total.

Underwriting Discounts and Commissions: $0.50 per Designated Share; $3,000,000 total.

Proceeds to the Company, before expenses: $117,600,000 total.

Reimbursement of Company Expenses: The Underwriter has agreed to reimburse the Company for a portion of the offering expenses.

Use of Proceeds: The Company intends to use the net proceeds from this offering to reduce amounts outstanding under its credit facilities, which are among the primary methods of financing for its on-going acquisition and new development programs. As of May 30, 2008, the Company had borrowed approximately $285.0 million under its credit facilities, and such amount bore interest at a weighted average rate of approximately 2.7% per annum. An affiliate of Wachovia is a lender under one of the Company’s credit facilities and will receive a pro rata portion of the net proceeds used to reduce amounts outstanding under such facility.

Sole Bookrunner: Wachovia Capital Markets, LLC.

Dividend Rights: 6.50% of the liquidation preference per Series F Preferred Share per year (equivalent to $1.625 per year per Depositary Share).

Redemption: On or after January 30, 2012.

Trade Date: June 3, 2008.

Settlement Date: June 6, 2008 (T+3).

Delivery Date: June 6, 2008 (T+3).

Selling Concession: $0.30 per Designated Share.

Reallowance to other dealers: $0.25 per Designated Share.

CUSIP Number: 948741889

ISIN Number: US9487418892

The issuer has filed a registration statement (including a prospectus with the SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Securities toll-free at 1-800-326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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